Exhibit 99.1

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SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

POLL RESULTS OF THE ANNUAL GENERAL MEETING

HELD ON JUNE 24, 2025

References are made to the circular (the “Circular”) and the notice of the annual general meeting (the “AGM Notice”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) both dated April 25, 2025. Capitalized terms used herein shall have the same meanings as those defined in the Circular unless otherwise defined.

POLL RESULTS OF THE AGM

At the annual general meeting held on June 24, 2025 (the “AGM”), a poll voting was demanded by the Chairman of the AGM for voting on all the proposed resolutions as set out in the AGM Notice. The poll results in respect of all the resolutions proposed at the AGM are as follows:

	ORDINARY RESOLUTIONS	No. of Votes (Approximate %)
		FOR	AGAINST
1.	To receive, consider and adopt the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors of the Company (the “Directors”) and auditor of the Company for the year ended December 31, 2024.	396,204,826 (100.00%)	0 (0.00%)

		ORDINARY RESOLUTIONS	No. of Votes (Approximate %)
			FOR	AGAINST
2.(a)	(i)	To re-elect Ms. June YANG Lijuan as an executive Director.	396,204,806 (99.99%)	20 (0.01%)
	(ii)	To re-elect Mr. LI Yu as an executive Director.	396,204,826 (100.00%)	0 (0.00%)
	(iii)	To re-elect Mr. TEO Ser Luck as an independent non-executive Director.	395,852,778 (99.91%)	352,048 (0.09%)
2.(b)	To authorise the board of Directors (the “Board”) to fix remuneration of the Directors.		396,203,786 (99.99%)	1,040 (0.01%)
3.	To re-appoint Deloitte & Touche LLP as the auditor of the Company and authorise the Board to fix remuneration of auditor.		396,204,826 (100.00%)	0 (0.00%)
4.	(A)	To give a general and unconditional mandate to the Directors to allot, issue and deal with shares (including any sale and transfer of shares out of treasury that are held as treasury shares) and/or American depositary shares (the “ADSs”) not exceeding 20% of the number of issued shares of the Company (excluding any shares that are held as treasury shares).	394,272,520 (99.51%)	1,932,306 (0.49%)
	(B)	To give a general and unconditional mandate to the Directors to repurchase shares and/or ADSs not exceeding 10% of the number of issued shares of the Company (excluding any shares that are held as treasury shares).	396,204,826 (100.00%)	0 (0.00%)
	(C)	To extend the authority given to the Directors pursuant to the ordinary resolution No. 4(A) to issue shares (including any sale and transfer of shares out of treasury that are held as treasury shares) and/or ADSs by adding to the number of issued shares of the Company the number of shares and/or ADSs repurchased under the ordinary resolution No. 4(B).	394,514,560 (99.57%)	1,690,266 (0.43%)

Note: Please refer to the AGM Notice for the full text of the resolutions above.

As more than 50% of votes were casted in favour of each of the above ordinary resolutions numbered 1 to 4, all of the above resolutions were duly passed as ordinary resolutions of the Company at the AGM.

GENERAL

As of the date of the AGM, the total number of issued Shares was 650,299,000 Shares. There were no treasury Shares or repurchased Shares pending for cancellation held by the Company. Futu Trustee Limited (in its capacity as the trustee of the share award scheme adopted by the Company on June 24, 2022) held 61,933,000 Shares, representing 9.52% of the issued share capital of the Company as of the date of the AGM, was required to abstain and did abstain from voting on the resolutions proposed at the AGM. Accordingly, the total number of Shares entitling the Shareholders to attend and vote for or against the resolutions proposed at the AGM was 588,366,000. Save as the above, there were no Shares entitling the Shareholders to attend and abstain from voting in favour of any resolutions proposed at the AGM as set out in Rule 13.40 of the Listing Rules, no Shareholders were required to abstain from voting at the AGM under the Listing Rules and none of the Shareholders has stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM.

The Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

All of the Directors, namely Ms. SHU Ping, Ms. June YANG Lijuan, Mr. LI Yu, Ms. LIU Li, Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent, attended the AGM either in person or by electronic means.

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, June 24, 2025

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non-executive Director; Ms. June YANG Lijuan, Mr. LI Yu, and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

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